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Routemaster Capital Signs LOI to Acquire 49% Interest in DeFi Holdings Inc.,
a Company Pursuing Investments in the Decentralized Finance  Market

TORONTO, Oct. 06, 2020 -- Routemaster Capital Inc. ( the “Company” or “Routemaster”) (TSX: RM) is pleased to announce it has entered into a binding Letter of Intent (“LOI”) to acquire a 49% equity interest in DeFi Holdings Inc. (the “Acquisition”).

The LOI contemplates that Routemaster and DeFi Holdings will promptly negotiate and enter into a definitive agreement (the “Definitive Agreement”), together with such other documents that may be required in order to formalize and execute the terms of the Acquisition as outlined in the LOI.

In consideration for the Acquisition, Routemaster shall upon closing issue 20,000,000 common shares of the Company at a deemed price of $0.055 per share to the shareholders of Defi Holdings in exchange for 49% of the common shares in the capital of Defi Holdings. Additional information in connection with the Acquisition will be provided by the Company in subsequent press releases.

The completion of the Acquisition is subject to the receipt of all necessary approvals, including without limitation, negotiation and execution of a Definitive Agreement, shareholder and board approval of each of DeFi Holdings and the Company, as necessary, completion of due diligence and the satisfaction of all conditions (unless waived in writing) to be set out in the Definitive Agreement.

DeFi Holdings is a company focused on investing, incubating and managing trading technologies associated with the fast- growing decentralised finance market. Decentralized finance could be considered the next wave of financial innovation on the blockchain. It refers to digital assets, financial smart contracts, protocols, and decentralized applications (DApps) built on Ethereum and other blockchains. In simpler terms, it is financial software built on the blockchain. Decentralized finance’s core selling point is the removal of intermediaries in transactions which in traditional finance provide the “trust” layer (i.e. banks and brokers) in a transaction between two parties. With decentralized finance, users can access the network directly, so there is no need for intermediaries.

The goal of the investment is to give Routemaster shareholders exposure to the emerging decentralized finance industry. DeFi Holdings has a mandate to secure equity holdings of leading companies, creating new companies in the space, and operating a trading desk for underlying exposure to crypto currencies.

“We are extremely excited to acquire a stake in DeFi Holdings and to gain access to the fast-growing decentralized finance market” said Daniyal Baizak, CEO of Routemaster. “As a listed investment issuer, this strategic alignment will give shareholders exposure to a diversified portfolio of decentralized finance assets.”

The decentralized finance market represents a paradigm shift in traditional financial derivatives and has created new financial products around staking, yielding and decentralisation of permission-less financial infrastructure associated with digital assets.

DeFi Holdings has brought on board Wouter Witvoet, Founder and CEO of SecFi Inc., as an investor and advisor. SecFi is a leading collateralised lending company that has raised US$550 million dollars and is backed by leading venture capital companies to build a platform for illiquid private companies. Wouter Witvoet said: “The alternative assets space is rapidly expanding into more areas and decentralized finance can play a key role in making this market more efficient as we have learnt from our three years of building the leading financing platform for private company stock.”

The other portfolio asset is an agreement with Paycase Financial, an early adopter and pioneer in the Canadian digital asset ecosystem. Paycase Financial’s team and subsidiaries have expertise in market and regulatory infrastructure. They bring specialization in decentralized finance technologies and the ability to create products that are accessible to a variety of users. Paycase CEO, Joseph Weinberg said: “Over the last 10 years, we have been focused on providing digital asset infrastructure to enable better services globally. Decentralized finance presents the next generation of financial services and can enable new opportunities for traditional investors, and diversification to the current global financial system. In a global environment where negative interest rates are a reality, we need to ensure there are options for the future of the global economy.”

Sunny Ray, Paycase co-founder, said: “Decentralized finance enables the elimination of friction in financial systems by reducing counterparty risk. We helped usher in the bitcoin and ethereum movement over the past decade.” He went on to say, “just in the past few years, we’ve seen a wave of innovative financial services find their way onto open blockchains such as borrowing and lending, robo-advisory services, automated exchanges, liquidity provisioning, insurance contracts, derivatives, oracle services, and much more. Now we’re beginning to see the democratization of the rest of the financial system, using these base layers to enable a more fair system for the average individual and investors globally.“

“DeFi Holdings is excited to be partnering with Routemaster to develop a leading holding company of assets in the decentralized finance market. We look forward to leading the company to be one of the first diversified holding companies in the decentralized finance space on the public market” said Olivier Roussy Newton, founder of DeFi Holdings Inc.

  About Routemaster Capital Inc.:

Routemaster Capital Inc. is a Canadian investment company that carries on business with the objective of enhancing shareholder value.

For further information, please contact:
Daniyal Baizak
President and Chief Executive Officer
Tel: +1 (416) 861-1685

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the acquisition by Routemaster of an interest in DeFi Holdings; the terms of such transaction; the Defi Holdings business; the pursuit by Routemaster of investment opportunities; and the merits or potential returns of any such investments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

NEITHER THE CANADIAN SECURITIES EXCHANGE NOR ITS REGULATION SERVICES PROVIDER HAS REVIEWED OR ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS   RELEASE.